Delaware Group Tax-Free Fund
100 Independence, 610 Market Street
Philadelphia, Pennsylvania  19106-2354

Delaware Distributors, L.P.
100 Independence, 610 Market Street
Philadelphia, Pennsylvania  19106-2354

October 26, 2020

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention: Jeff Long and Jaea Hahn

Re:	Delaware Group Tax-Free Fund (Registrant)
File No. 333-248705
File No. 811-03850
Registration Statement on Form N-14 and Request for Acceleration

Dear Mr. Long and Ms. Hahn:

The above referenced Registration Statement on Form N-14, which was filed on September 10, 2020 and amended through pre-effective amendments on October 2, 2020 and October 23, 2020 (the “Registration Statement”), was filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, for the purpose of registering Class A and Institutional Class shares of Delaware Tax-Free USA Intermediate Fund and Delaware Tax-Free USA Fund (together, the “Acquiring Funds”), series of the Registrant, that will be issued to shareholders of Delaware Tax-Exempt Income Fund and Delaware Tax-Exempt Opportunities Fund, respectively (together, the “Acquired Funds”), series of Delaware Group Limited-Term Government Funds, in connection with a transfer of substantially all of the assets of each of the Acquired Funds to the corresponding Acquiring Fund, pursuant to an Agreement and Plan of Reorganization, a form of which was included in the Registration Statement.

On behalf of the above referenced Registrant and its principal underwriter, Delaware Distributors, L.P., and pursuant to the requirements of Rule 461 under the Securities Act of 1933, we respectfully request that the effectiveness of the Registrant’s Registration Statement on Form N-14 be accelerated to Monday, October 26, 2020, or as soon as practicable thereafter. A definitive Prospectus/Information Statement will be filed and mailed to Acquired Fund shareholders shortly thereafter. It is our understanding that you have previously discussed the possible acceleration of the Registration Statement with Jonathan Kopcsik and Taylor Brody of Stradley Ronon Stevens & Young, LLP.

Please contact Taylor Brody at (215) 564-8071 or Jonathan Kopcsik at (215) 564-8099 if you have any questions or comments regarding this filing or the acceleration request.

Sincerely,

/s/ Shawn K. Lytle	/s/ Brett D. Wright
Name: Shawn K. Lytle	Name: Brett D. Wright
Title: President/Chief Executive Officer	Title: President
Delaware Group Tax-Free Fund	Delaware Distributors, L.P.